Mail Stop 4561
								March 9, 2006

By U.S. Mail and Facsimile to (386) 736-1061

Mr. James H. Bashaw
President and Director
Credit One Financial, Inc.
505 E. New York Avenue, Suite 8
DeLand, FL	32724

Re:	Credit One Financial, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2005
	Forms 10-QSB for 2005
	Form 10-KSB/A for Fiscal Year Ended December 31, 2004
	File No. 000-50320

Dear Mr. Bashaw:

      We have reviewed your response filed with the Commission on February 6, 2006 and your amendments filed on February 28, 2006, and have the following additional comments.  Please amend your filings in
response to our comments.   After reviewing your amendments, we
may
raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005, Filed
February 28, 2006
General
1. We note that you have filed an amended 2004 10-KSB on February
28,
2006, to restate the 2004 financial statements; however, it does not
appear that you have included the disclosures required by APB 20 in
your restatement. Please amend your 2005 10-KSB to include the restatement of the 2004 financial statements with all of the disclosures necessary under APB 20.
2. Please amend your 2004 balance sheet in your amendment to the
2005
10-KSB to reflect a balance sheet which has assets equal to the sum of liabilities and stockholders` equity.
3. We note that the weighted average number of shares outstanding utilized for purposes of calculating earnings per share has changed from the original 2004 10-KSB/A filed on March 30, 2005. Please tell us and disclose in your amended 2005 10-KSB the cause for the change in these amounts.
Statement of Changes in Stockholders` Equity
4. Your Statement of Changes in Stockholders` Equity did not format properly with submission via EDGAR. Please reformat your statement in order for the information to be useful to investors. Statements of Cash Flows
5. We note that you have a line item "Change in Loans to Shareholder" with an amount of $19,108 in 2005. Please revise to disclose the nature of this transaction and why it has been classified as a financing transaction.

Note 1: Summary of Significant Accounting Policies
Revenue Recognition
6. Please revise to discuss the impact of SOP 03-3 on your revenue recognition policy.

2005 Forms 10-QSB/A
7. Please amend your 2005 Forms 10-QSB to include all disclosures required by APB 20.
*	*	*

      Please file your amendments in response to these comments within 10 business days or tell us when you will file the amendments.
Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response via EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.


	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3851 with any questions.


      Sincerely,



      Paul Cline
      Senior Accountant

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Mr. James H. Bashaw
Credit One Financial, Inc.
March 9, 2006
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